Novvi LLC

Financial Statements

December 31, 2014

Novvi LLC

Financial Statements

December 31, 2014

Table of Contents

Page(s)

Independent Auditors’ Report    1

Balance Sheets    2

Statements of Operations    3

Statements of Changes in Members’ Capital (Deficit)    4

Statements of Cash Flows    5

Notes to Financial Statements    6-11

INDEPENDENT AUDITORS’ REPORT

To the Members and Management of
Novvi LLC

We have audited the accompanying financial statements of Novvi LLC (the “Company”), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in members’ capital (deficit), and cash flows for the year ended December 31, 2014, and for the period from inception (March 26, 2013) through December 31, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014, and for the period from inception (March 26, 2013) through December 31, 2013, in conformity with U.S. generally accepted accounting principles.
March 4, 2015

Novvi LLC

Balance Sheets

	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$1,601,547	$1,848,278
Accounts receivable	120,165	—
Inventories, net	1,036,250	1,027,414
Prepaid expenses	32,867	5,604

Total current assets	2,790,829	2,881,296

Property, plant and equipment, net	2,953,637	495,078

Total assets	$5,744,466	$3,376,374

Liabilities and Members’ Capital (Deficit)

Current liabilities
Accounts payable	$712,531	$259,142
Accrued expenses	771,572	72,231
Deferred revenues	35,015	—

Total current liabilities	1,519,118	331,373

Notes payable – related parties	5,580,000	—

Total liabilities	7,099,118	331,373

Commitments and contingencies	—	—

Members’ capital (deficit)	(1,354,652)	3,045,001

Total liabilities and members’ capital (deficit)	$5,744,466	$3,376,374

See notes to financial statements.

Novvi LLC

Statements of Operations

	Year Ended December 31, 2014	Period from Inception (March 26, 2013) through December 31, 2013

Revenues	$159,488	$—
Cost of sales	2,410,192	—

Gross margin	(2,250,704)	—

Operating expenses
Research and development	691,045	4,509,562
Selling, general and administrative expenses	6,003,155	2,428,025
Depreciation and amortization	80,504	17,412

Total operating expenses	6,774,704	6,954,999

Operating loss	(9,025,408)	(6,954,999)

Other income (expense)
Interest expense	(6,328)	—
Other income	7,549	—

Total other income, net	1,221	—

Net loss	$(9,024,187)	$(6,954,999)

See notes to financial statements.

Novvi LLC

Statements of Changes in Members’ Capital (Deficit)

For the Year Ended December 31, 2014 and for the
Period from Inception (March 26, 2013) through December 31, 2013

Total Members’ Capital (Deficit)

Members’ capital – March 26, 2013	$—

Initial contribution from member on April 1, 2013	10,000,000

Net loss	(6,954,999)

Members’ capital – December 31, 2013	3,045,001

Contributions from members	4,624,534

Net loss	(9,024,187)

Members’ deficit – December 31, 2014	$(1,354,652)

See notes to financial statements.

Novvi LLC

Statements of Cash Flows

	Year Ended December 31, 2014	Period from Inception (March 26, 2013) through December 31, 2013

Cash flows from operating activities
Net loss	$(9,024,187)	$(6,954,999)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	80,504	17,412
Inventory allowance provision	(2,027,279)	—
Changes in operating assets and liabilities
Accounts receivable	(120,165)	—
Inventories	2,018,443	(1,027,414)
Prepaid expenses	(27,263)	(5,604)
Accounts payable	927,923	259,142
Accrued expenses	699,341	72,231
Deferred revenue	35,015	—

Net cash used in operating activities	(7,437,668)	(7,639,232)

Cash flows from investing activities
Purchases of property, plant and equipment	(2,539,063)	(512,490)

Net cash used in investing activities	(2,539,063)	(512,490)

Cash flows from financing activities
Proceeds from notes payable – related parties	5,580,000	—
Contributions from members	4,150,000	10,000,000

Net cash provided by financing activities	9,730,000	10,000,000

Net increase (decrease) in cash and cash equivalents	(246,731)	1,848,278

Cash and cash equivalents – beginning of year/period	1,848,278	—

Cash and cash equivalents – end of year	$1,601,547	$1,848,278

Non-cash financing activities
Conversion of accounts payable to member’s capital	$474,534	$—

See notes to financial statements.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 1 -    Background

Organization

Novvi LLC (the “Company”), was formed on September 6, 2011 as a Delaware limited liability company but remained dormant until March 26, 2013 when its members effected a joint operating agreement. Until March 26, 2013, there were no operations or activity. Accordingly, the Company views this as its inception date.

The Company has two members each owning 50% of the outstanding membership units. The purpose of the joint venture is to collaborate on the development, production, marketing, and distribution of base oils, additives, and lubricants derived from BioFene, or other chemicals it may identify, for use in the lubricant market. The Company currently has operations in Emeryville, California, Leland, North Carolina and Houston, Texas.

Under the terms of the operating agreement, one member was obligated to make a contribution of $10 million. The second member was obligated to contribute certain licenses and rights as defined in the operating agreement. No value was assigned to these licenses and rights in the financial statements.

The Company is governed by a six-member Board of Managers (the “Board”), with each member presented by three managers. The Board appoints the officers of the Company, who are responsible for carrying out the daily operating activities as directed by the Board. The Company’s net income or loss is allocated to the members in accordance with the Company’s operating agreement.

Liquidity

The Company has incurred losses and negative cash flows from operations since inception. For the year ended December 31, 2014 and the period from inception (March 26, 2013) through December 31, 2013, the Company incurred net losses from operations of $9,024,187 and $6,954,999, respectively, and negative cash flows from operations of $7,437,668 and $7,639,232, respectively. The Company will require capital funding from sources other than operations to fund its ongoing operations. Management expects operating losses and negative cash flows to continue through 2015. However, management believes the Company will be able to raise additional capital in the near term through member contributions and offerings of equity or debt securities to fund its ongoing operations. Failure to successfully implement the proprietary technology, generate sufficient revenues, raise additional capital, or reduce certain discretionary spending could have a material adverse effect on the Company’s ability to continue as a going concern and to achieve its intended business objectives.

Revenue recognition

The Company recognizes revenue when a sales arrangement exists, risk and title to the product transfers to the customer and collectability is reasonably assured. Amounts collected prior to products produced and shipped are recorded as deferred revenue until shipment and risk and title transfers to the customer.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 2 -    Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash and cash equivalents.
Inventories

Inventories are stated at the lower cost or market and consist of raw materials, work in progress, finished goods and spare parts. Market is determined on the basis of estimated realizable values. Cost is determined as follows: raw materials and the material component of work in progress and finished goods are valued using the average cost for base oils. Labor and overhead are applied to work in progress and finished goods using a standard cost methodology based on total pounds produced in the production units. Spare parts inventories are comprised of plant spare parts needed to keep the plant operational.

An allowance is provided when it has been determined that the carrying value of inventories is below market as of the reporting date and is not recoverable. As of December 31, 2014, the Company determined the net realizable value of the inventories was less than the cost basis recorded based on recent sales and have recorded an allowance of $2,027,279 which is included in cost of sales in the accompanying statements of operations. No valuation allowance was recorded as of December 31, 2013.

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing property, plant and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations. Depreciation expense is recorded on the straight-line basis over the following estimated useful lives:

Years

Machinery and equipment	10 - 15
Computer software and equipment	3 - 5
Plant, tanks, pipelines and other major components	25

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. In management’s opinion, there was no impairment of property, plant and equipment required as of December 31, 2014 and 2013.

Research and development

Research and development costs are expensed as incurred.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 2 -    Summary of Significant Accounting Policies (Continued)

Income taxes

The Company does not pay Federal income tax on its taxable income. Instead, the members are liable for Federal income tax on their respective shares of the Company’s taxable income reported on their Federal income tax returns.
The Company is subject to an income tax imposed by the state of Texas. The tax is a 1% tax that is levied on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue.
The Company recognizes in the financial statements the impact of an uncertain tax position only if it is more likely than not of being sustained upon examination by the taxing authority based on the technical merits of the position. The tax years from 2011 and forward are open for examination by the Internal Revenue Service. Any penalties or interest assessed as a result of an examination will be recognized in income tax expense.

Financial instruments and credit risk

The Company’s financial instruments consist of cash and cash equivalents and accounts payable. The carrying amount of each financial instrument approximates its fair value because of the short term nature of these items.

The Company maintains its cash account with a major bank with terms of the deposits being on demand to minimize risk. The Company has not incurred any losses related to these deposits.

For the year ended December 31, 2014, two customers accounted for all of the Company’s revenue and as of December 31, 2014, one customer accounted for all of the Company’s accounts receivable.

For the year ended December 31, 2014, the Company purchased approximately 94% of its raw materials from 3 suppliers and for the period from inception (March 26, 2013) through December 31, 2013, the Company purchased all of its raw materials from one supplier. With the exception of crude farnesene, all the raw materials purchased are commodity products commonly available from other suppliers, if needed, so the loss of their supplier would not have a material impact on the Company. The crude farnesene used in production is only produced by one supplier, a member of the Company. The loss of this supplier could have a material impact on the Company’s operations. Total purchases of crude farnesene were $0 and $1,000,000, respectively, for the year ended December 31, 2014 and for the period from inception (March 26, 2013) through December 31, 2013.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 3 -    Inventories, Net

Inventories consisted of the following as of December 31:

	2014	2013
Raw materials	$56,849	$1,027,414
Work in progress	993,360	—
Finished goods	1,997,453	—
Spare parts	15,867	—

	3,063,529	1,027,414
Inventory allowance	(2,027,279)	—

Inventories, net	$1,036,250	$1,027,414

Note 4 -    Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following as of December 31:

	2014	2013
Plant	$1,894,665	$—
Machinery and equipment	733,250	257,661
Computer equipment	41,702	26,322
Construction in progress	381,935	228,507

	3,051,552	512,490
Less accumulated depreciation	(97,915)	(17,412)

Property, plant and equipment, net	2953,637	$495,078

Note 5 -    Notes Payable - Related Parties

On September 3, 2014, the Company entered into a senior note agreement with the two members of the Company totaling $3,680,000, with each member lending $1,840,000. Principal payment and interest are due at maturity date which is the earlier of September 1, 2017 or when the Company has admitted a new member. The note bears interest at a fixed rate of 0.36% per annum and is unsecured. As of December 31, 2014, the outstanding balance on the notes totaled $3,680,000.

On November 10, 2014, the Company entered into a second senior note agreement with the two members of the Company totaling $1,900,000, with each member lending $950,000. Principal payment and interest are due at the maturity date which is the earlier of November 10, 2017 or when the Company has admitted a new member. The note bears interest at a fixed rate of 0.36% per annum and is unsecured. As of December 31, 2014, the outstanding balance on the notes totaled $1,900,000.

For the year ended December 31, 2014, interest expense from these senior notes totaled $6,328 and is recorded in the accompanying statements of operations.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 6 -    Employee Benefit Plan

Employees may elect to participate in the Company’s defined contribution 401(k) Profit Sharing Plan (the “Plan”).  Eligibility is obtained by being 21 years of age, upon which employees may enroll in the Plan. Participants can make annual salary contributions up to certain maximum amounts allowed by the Internal Revenue Service. Company contributions to the Plan are discretionary and determined by the Board. During 2014 and 2013, the Company did not elect to make a discretionary contribution to the Plan.

Note 7 -    Commitments and Contingencies

Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In the Company’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying financial statements.

Operating leases

Effective March 26, 2013, the Company entered into a cancellable sublease agreement with a certain member for lab space and equipment including office supplies, located in Emeryville, California. Total lease expense paid to this member for 2014 and for the period from inception through December 31, 2013 was approximately $710,000 and $530,000, respectively, and is included in selling, general and administrative expenses in the accompanying statements of operations. The monthly rent expense for this lease is approximately $60,000.

The Company also subleases office space in Houston, Texas from a third party. Total rent expense from this lease for the year ended December 31, 2014 was approximately $20,000 and future lease payments subsequent to December 31, 2014 through the expiration of the lease in June 2015 is approximately $13,000.

Note 8 -    Related Parties Transactions

The Company entered into an IP License Agreement (the “Agreement”) with a member of the Company, under which the member granted the Company (i) an exclusive (subject to certain limited exceptions), worldwide, royalty-free license to develop, produce and commercialize base oils, additives, and lubricants derived from BioFene for use in the automotive and industrial lubricants markets and (ii) a non-exclusive, royalty free license, subject to certain conditions, to manufacture BioFene solely for its own products. In addition, both members granted the Company certain rights of first refusal with respect to alternative base oil and additive technologies that may be acquired by the members during the term of the Agreement. The Agreement has an initial term of 20 years from the date of the Agreement, subject to standard early termination provisions.

As of December 31, 2014 and 2013, the Company owed this member approximately $125,000 and $177,000, respectively.

Novvi LLC

Notes to Financial Statements

December 31, 2014

Note 8 -    Related Parties Transactions (Continued)

The Company received cash contributions from members totaling $4,150,000 and $10,000,000 for the year ended December 31, 2014 and for the period from inception (March 26, 2013) through December 31, 2013, respectively. During December 31, 2014, accounts payable due to the members totaling $474,534 was converted contributions from members.

Note 9 -    Subsequent Events

Management has evaluated subsequent events as of March 4, 2015, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported.